

March 13, 2023

George Freeman
Chairman, President, and Chief Executive Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, VA 23235

      Re: Universal Corporation
             Form 10-K for Fiscal Year Ended March 31, 2022
             Filed May 27, 2022
             File No. 001-00652

Dear George Freeman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights
Reconciliation of Certain Non-GAAP Financial Measures
Adjusted Net Income and Diluted Earnings Per Share Reconciliation, page 29

1. Please revise your reconciliation to separately present the income tax effects related to the non-GAAP adjustments and provide an explanation of how the tax impacts are determined. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Item 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 45

2.   Please present accounts payable separately from accrued expenses. Also, tell us and disclose with quantification as of each balance sheet date any component of accrued expenses exceeding the disclosure threshold. Refer to Rules 5-02.19 and .20 of Regulation S-X.

Consolidated Statements of Cash Flows, page 47

3.   Please breakout the line items under the changes in operating assets and liabilities, net section of your cash flows from operating activities into smaller components. For example, changes in inventories should be presented separately from other assets. Refer to ASC 230-10-45-29.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services